Exhibit 99.1

ASX ANNOUNCEMENT

February 9th, 2011

Genetic Technologies Forensics Testing extended by NSW Police

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has executed a one-year extension to its Forensic DNA Testing Agreement with the New South Wales Police Force, Australia’s largest police force (refer ASX announcement dated January 21st, 2008).

Under the terms of the agreement, Genetic Technologies will conduct forensic DNA analysis on “complex volume crime” samples which include, but are not limited to, materials relating to crimes such as break and enter, motor vehicle theft, theft of items from motor vehicles and malicious damage offences.  This is higher value-add work as compared to the types of tests conducted by GTG during the first three years of the Company’s forensics testing for NSW Police.

Genetic Technologies CEO Dr. Paul MacLeman said “Genetic Technologies is the only non-Government, NATA accredited forensics testing laboratory in Australia.  Its services are based on a highly skilled, efficient and cost-effective forensic testing facility in Fitzroy.

“GTG’s track record is delivering quality test results with short turnaround times.  Contracts such as this provide stable revenue underpinnings that enable us to develop our healthcare related business, including our emerging suite of cancer diagnostics.”

Outsourcing DNA forensics testing by police is a logical and cost effective way to help manage the growing demand for DNA analysis.  During the period of the previous contract, Genetic Technologies’ assisted with the reduction of simple volume crime samples.  This allows NSW police to focus their immediate resources on the analysis of more serious crime samples.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000